UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into Plan Support Agreement

On February 12, 2021, Seadrill Partners LLC (the “Company”) and certain of its affiliates (together with the Company, collectively, the “Debtors”) entered into a plan support agreement (the “Plan Support Agreement”) with the lenders under the Company’s prepetition term loan B credit facility (the “TLB Lenders”). The Plan Support Agreement contemplates a series of transformative restructuring transactions that will, among other things:

•	equitize approximately $2.7 billion in secured term loan obligations; and

•	select go-forward service providers for the Debtors’ fleet.

Terms of the Plan of Reorganization

The Company has further documented the terms of the restructuring contemplated by the Plan Support Agreement in the chapter 11 plan of reorganization (the “Plan”) that was filed on February 13, 2021 with an accompanying disclosure statement (“Disclosure Statement”). The Plan provides for, among other things:

•	the TLB Lenders to receive 100% of the new common stock issued under the Plan in exchange for the discharge of approximately $2.7 billion in secured term loan claims;

•	general unsecured creditors to receive a treatment to be determined consistent with the Plan Support Agreement;

•	existing interests in the Company to be extinguished;

•	customary releases among the Company, the TLB Lenders, and their respective related parties of potential claims and causes of action; and

•	the retention by the Company of claims it may have against Seadrill Limited.

The transactions contemplated by the Plan Support Agreement and the Plan are subject to court approval and other terms and conditions, and the foregoing descriptions of the Plan Support Agreement and Plan do not purport to be complete and are qualified in their entirety by reference to the Plan Support Agreement, the Plan and the Disclosure Statement, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Form 6-K and are incorporated herein by reference.

Other Information Regarding the Chapter 11 Cases

Court filings and other information related to the chapter 11 cases are available at the website administered by the Company’s claims and noticing agent, Prime Clerk LLC, at http://cases.primeclerk.com/seadrillpartners or via the information call center at 877-329-1894 (U.S. and Canada toll free) or 347-919-5756 (International). Such information is not incorporated by reference into this report.

EXHIBITS

The following exhibits are filed as part of this report:

Number	Exhibit:

99.1	Plan Support Agreement

99.2	Chapter 11 Plan

99.3	Disclosure Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: February 19, 2021	By:	/s/ John T. Roche
		Name:	John T. Roche
		Title:	Authorized Signatory